December 4, 2006

Corporation Service Company
1090 Vermont Avenue NW
Washington, DC 20005

Re: Avago Technologies Finance Pte. Ltd.
Amendment No. 1 to Registration Statement on Form F-4
Filed November 15, 2006
File No. 333-137664

Ladies and Gentlemen:

We have limited our review of your filing to the issues we have addressed in our comments below. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comments are inapplicable or a revision is unnecessary.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Table of Additional Registrant Subsidiary Co-Issuers and Guarantors

1.   We note your response to comment one from our letter dated October 26, 2006, including your statement in the first paragraph on page 2 of your response that the subsidiary co-issuers and guarantors are "jointly and severally and unconditionally" obligated to pay the obligations under the notes. Please provide us with detailed legal analysis that these payment obligations are "full and unconditional" as defined in Rule 3-10(h)(2) of Regulation S-X. Include in this analysis references to applicable contract provisions and/or state law. Please note that we continue to evaluate your response to prior comment one and may have additional comments after reviewing your responses to the comments in this letter.

2.   Please more fully explain the tax purposes for the co-issuer structure of your offerings.

3.   We reissue comment two from our letter dated October 26, 2006. Please submit via Edgar a letter from the company containing the information requested in prior comment 2, including all required representations set forth in the Morgan Stanley letter.

Acceptance of Exchange Notes, page 90

4.   We reissue prior comment 13 of our letter dated October 26, 2006. We note that the current disclosure in the last full paragraph on page 92 that the notes may be returned or credited "after rejection of tender."

Financial Statements

The Subsidiaries and Holdings Guarantors, page F-10

5.   Please tell us the specific paragraph of Rule 3-10 of Regulation S-X you relied on for the exception to the general rule of paragraph (a)(1) and the guidance you relied on for the reporting relief from providing condensed consolidating financial information. In addition, tell us where you have provided all the disclosures required by Rule 3-10, including that the issuer and all subsidiary guarantors are 100% owned and the narrative disclosures called for under paragraphs (i)(9) and (i)(10). Please also tell us why the disclosures on pages 9 and 95 indicate that the guarantors "initially jointly and severally irrevocably and unconditionally guarantee…" and clarify whether these guarantees are subject to change.

Signatures

6.   Please tell us where you have filed a power of attorney authorizing Rex S. Jackson to execute the registration statement on behalf of John R. Joyce.

* * * * * * *

Corporation Service Company
As agent for Avago Technologies Finance Pte. Ltd.
December 4, 2006
Page 3

        As appropriate, please amend your registration statement in response to these comments.
You may wish to provide us with marked copies of the amendment to expedite our review.
Please furnish a cover letter with your amendment that keys your responses to our comments and
provides any requested information. Detailed cover letters greatly facilitate our review. Please
understand that we may have additional comments after reviewing your amendment and
responses to our comments.

        You may contact Brian Cascio, Branch Chief, at (202) 551-3676 if you have questions
regarding comments on the financial statements and related matters. If you have any other
questions, please call Donald C. Hunt at (202) 551-3647 or me at (202) 551-3617.

                                                Sincerely,

                                                Russell Mancuso
                                                Branch Chief

cc (via fax):   Anthony J. Richmond, Esq. – Latham & Watkins LLP
                 William C. Davisson, Esq. – Latham & Watkins LLP